

July 5, 2022

Shibasish Sarkar
Chief Executive Officer
International Media Acquisition Corp.
1604 US Highway 130
North Brunswick, NJ 08902

      **Re: International Media Acquisition Corp.**
          **Preliminary Proxy Statement on Schedule 14A**
          **Filed June 24, 2022**
          **File No. 001-40687**

Dear Mr. Sarkar:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction

cc:    Alexandria Kane, Esq.